Revised Schedule A

Effective as of the Amendment Date, with respect to the Fund listed below, the investment management fee shall be accrued daily and calculated in accordance with the following schedule:

Average Daily Net Assets	Annual Rate
For the first $2.5 billion	0.95000%
For the next $2.5 billion	0.92625%
For the next $2.5 billion	0.90250%
For the next $2.5 billion	0.87875%
For the amount over $10 billion	0.85500%

Fund	Ticker	Effective Date of Agreement
First Trust SSI Strategic Convertible Securities ETF	FCVT	November 2, 2015